SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35746; 812-15874

PennantPark Enhanced Income Fund and PennantPark Investment Advisers, LLC

September 11, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the

"Act") for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, under sections

6(c) and 23(c) of the Act for an exemption from rule 23c-3 under the Act, and for an order

pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end

investment companies to issue multiple classes of shares and to impose asset-based

distribution and/or service fees and early withdrawal charges.

Applicants: PennantPark Enhanced Income Fund and PennantPark Advisers, LLC.

Filing Date: The application was filed on August 6, 2025.

Hearing or Notification of Hearing: An Order granting the requested relief will be issued

unless the Commission orders a hearing. Interested persons may request a hearing on any

application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the

Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant

Applicant below, or personally or by mail, if a physical address is listed for the relevant

Applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on October 6, 2025,

and should be accompanied by proof of service on the Applicants, in the form of an

affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Cynthia R. Beyea, Esq., Dechert LLP, 1900 K Street NW, Washington, D.C. 20006 and Thomas J. Friedmann, Esq., Dechert LLP, One International Plaza, 40th Floor, 100 Oliver Street, Boston, Massachusetts, 02110 with copies to Arthur H. Penn, PennantPark Investment Advisers, LLC, 1691 Michigan Avenue, Miami Beach, Florida, 33139.

FOR FURTHER INFORMATION CONTACT: Rachel Loko, Senior Special Counsel, at (202) 551-6883 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated August 6, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.